SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE
13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 16)*

CKX, INC.

(Name of Issuer)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

12562M106

(CUSIP NUMBER)

With a copy to:
Robert F.X. Sillerman	Kramer Levin Naftalis & Frankel LLP
c/o CKX, Inc.	1177 Avenue of the Americas
650 Madison Avenue, 16th Floor	New York, New York 10036
New York, New York 10022	Attention: Thomas E. Molner, Esq.
Tel. No.: (212) 838-3100	Tel. No.: (212) 715-9100

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 10, 2011

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box [ ]

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

Introductory Note:

This Amendment No. 16 (this “Amendment”) filed by Robert F.X. Sillerman and Sillerman Capital Holdings, L.P. (the “Reporting Persons”), amends the Schedule 13D originally dated December 23, 2004, as it has been amended from time to time, filed by the Reporting Persons and others (the “Statement”), with respect to the common stock, par value $.01 per share (“Common Stock”), of CKX, Inc. (the “Company”).   Notwithstanding this Amendment, the original Statement and the prior amendments speak as of their respective dates.

Item 4.	Purpose of Transaction

Item 4 of the Statement is hereby amended and supplemented with the following information:

On May 10, 2011, Colonel Holdings, Inc. (“Parent”), Colonel Merger Sub, Inc., a wholly-owned subsidiary of Parent (“Merger Sub”), and the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”), which provides, among other things, that (i) Merger Sub shall commence a tender offer (the “Offer”) to purchase all of the outstanding shares of Common Stock at a price per share equal to $5.50 in cash and (ii) following the consummation of the Offer, Merger Sub shall be merged with and into the Company, with the Company surviving that merger as a wholly owned subsidiary of Parent and each share of Common Stock (other than those held by Parent and its affiliates) being converted into the right to receive $5.50 in cash (the “Merger”).  A copy of the Merger Agreement has been filed as an exhibit to the Company’s Current Report on Form 8-K filed with the SEC on May 11, 2011.

In connection with the Merger Agreement, on May 10, 2011, Parent, the Company and the Reporting Persons and Laura Sillerman (the “Supporting Stockholders”) entered into the Non-Tender and Support Agreement (the “Support Agreement”) relating to the Common Stock beneficially owned by them (collectively, the “Covered Shares”).  The following description of certain provisions of the Support Agreement is qualified by reference to the full text of the Support Agreement, which is filed as an exhibit to this Amendment.

Pursuant to the Support Agreement, the Supporting Stockholders agreed, among other things, (i) not to, directly or indirectly, tender into the Offer any Covered Shares; (ii) to contribute the Covered Shares to Parent prior to the Merger in exchange for cash or a combination of cash and common stock of Parent in respect of not more than one-half of the Covered Shares (the “Parent Shares”) in either case valued based on the per share consideration payable in the Merger; and (iii) to vote in favor of adoption of the Merger Agreement and the transactions contemplated thereby, and against any transaction or matter that would compete with, impede, interfere with, adversely affect, tend to discourage or inhibit the adoption of the Merger Agreement or the timely consummation of the transactions contemplated thereby.  The Supporting Stockholders are also obligated to exercise their options to purchase Common Stock which are exercisable at a price below the Offer price on a cashless basis to the extent requested by Parent in order allow Parent to acquire 90% of the total Common Stock outstanding.

In addition, at the election of the Supporting Stockholders, the Supporting Stockholders will be permitted to contribute or sell to Parent, after consummation of the Offer but prior to the consummation of the Merger, the Covered Shares at a price per share equal to the per share consideration payable in the Merger, in an amount not to exceed an aggregate amount of $50,000,000; and elect, on or after the consummation of the Merger, subject to certain restrictions, to have Parent repurchase all or a portion of the Parent Shares acquired by the Supporting Stockholders for consideration equal to the consideration per share of Common Stock payable in the Merger.

 Each Supporting Stockholder also agreed that it would not, and would not permit or authorize any of its representatives, directly or indirectly, to solicit, initiate, propose, encourage or knowingly facilitate any inquiry, participate in any discussions or negotiations regarding, or furnish to any person any information or data with respect to, or otherwise cooperate in any way with respect to any other acquisition proposal; that it would immediately cease all existing discussions or negotiations with any person conducted theretofore with respect to any other acquisition proposal; and that it would advise Parent promptly of any other acquisition proposal or inquiry with respect to an acquisition proposal that it receives.

Each Supporting Stockholder further agreed that, except for certain permitted transfers, it would not until the consummation of the Merger, directly or indirectly, sell, transfer, assign, pledge, encumber or similarly dispose of any of the Covered Shares, or enter into an option or other contract for any such disposition, or deposit the Covered Shares into a voting trust (except as provided in the Support Agreement) or grant any proxy with respect to the Covered Shares.

In addition, each Supporting Stockholder agreed to deliver certificates representing the Covered Shares to and executed stock powers in favor of, a voting trust pursuant to a voting trust agreement to be entered into among the voting trust, Sillerman and Parent, within a prescribed period after the date of the Support Agreement, and, in the event that a Supporting Stockholder fails to do so, the Supporting Stockholder could forfeit certain rights under the Support Agreement.

If the Supporting Stockholders acquire Parent Shares pursuant to the Support Agreement, they will be required to enter into a Stockholders Agreement with Parent and certain other investors in Parent on or prior to the consummation of the Merger, addressing matters set forth in an appendix to the Support Agreement.

The Support Agreement will terminate upon the earliest of (i) the effective time of the Merger (subject to exception for certain provisions intended to survive the effective time), (ii) the date on which the Merger Agreement is terminated and (iii) at the election of Sillerman, on or after the date that is five months after the date of Support Agreement, subject to an extension not to exceed 60 calendar days so long as Parent retains financing commitments with terms and conditions no less favorable than those existing as of the date of the commencement of the Offer.

If the Merger is consummated and the Supporting Stockholders elect to exchange a portion of their Covered Shares as contemplated by the Support Agreement, then the Supporting Stockholders would have an indirect economic interest in the Company.

As a result of the foregoing, Mr. Sillerman has ceased to pursue the offer previously contemplated by Amendment No. 15 the Statement filed by Mr. Sillerman on August 10, 2010, or to pursue discussions in that connection.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 of the Statement is hereby amended and supplemented with the following information:

On May 10, 2011, the Reporting Persons entered into the Support Agreement.  Reference is made to Item 4 for a description of certain terms of the Support Agreement.

Item 7.	Material to be Filed as Exhibits

Item 7 of the Statement is hereby amended and supplemented with the following information:

Exhibit 1                      Non-Tender and Support Agreement, dated May 10, 2011.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: May 11, 2011

/s/ Robert F.X. Sillerman
Robert F.X. Sillerman

SILLERMAN CAPITAL HOLDINGS, L.P. By: Sillerman Capital Holdings, Inc., its general partner
By: /s/ Robert F.X. Sillerman
Name: Robert F.X. Sillerman
Title: President